Exhibit 5: Consolidated Statement of Cash Flow

	Ch$ millions		US$ millions (1)
	mar-02	mar-03	mar-02	mar-03

Cash received from customers	75.641	70.903	115,5	98,7
Financial income received	298	832	0,5	1,2
Dividends and other distributions	108	0	0,2	0,0
Other incomes	137	49	0,2	0,1
Payments to suppliers and employees	(64.030)	(72.232)	(97,8)	(100,5)
Interests paid	(3.629)	(2.748)	(5,5)	(3,8)
Income taxes paid	(91)	(83)	(0,1)	(0,1)
Other expenses	(253)	(524)	(0,4)	(0,7)
Added Value Tax and others	(246)	(1.685)	(0,4)	(2,3)
Net cash flow from operating activities	7.936	(5.487)	12,1	(7,6)

Sale of Property, Plant and Equipment	17	400	0,0	0,6
Sale of permanent investments	-	136	-	0,2
Sale of other investments	-	108	-	0,1
Other proceeds from investments	277	-	0,4	-
Acquisition of fixed assets	(878)	(578)	(1,3)	(0,8)
Permanent investments	-	-	-	-
Other disbursements	-	(14.863)	-	(20,7)
Net cash flow used in investing activities	(584)	(14.798)	(0,9)	(20,6)

Issuance of shares	-	55.031	-	76,6
Loans obtained	20.889	7.324	31,9	10,2
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(2)	(46)	(0,0)	(0,1)
Repayments of bank borrowings	(26.332)	(35.700)	(40,2)	(49,7)
Repayments of bonds	(753)	(8.198)	(1,1)	(11,4)
Payment of expenses related to shares issuance	-	(19)	-	(0,0)
Others	-		-	-
Net cash flow provided by financing activities	(6.198)	18.392	(9,5)	25,6

Net cash flow for the period	1.154	(1.893)	1,8	(2,6)

Effect of price-level restatements on cash and cash equivalents	266	373	0,4	0,5

Net increase in cash and cash equivalents	1.421	(1.519)	2,2	(2,1)

Cash and cash equivalents at the beginning of year	4.597	7.797	7,0	10,9

Cash and cash equivalents at end of the period	6.017	6.278	9,2	8,7

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1 Exchange rate on March 2003 US$1.00 = 718.61
Exchange rate on March 2002 US$1.00 = 654.79